UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GoDaddy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Titles of Class of Securities)

380237107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 380237107	Page 2 of 14

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 31,811,843
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 31,811,843
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,811,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.3% (1)
12	TYPE OF REPORTING PERSON OO

(1)	The ownership percentage set forth above calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), is based on a total of 87,469,399 shares of Class A Common Stock (as defined below) of GoDaddy Inc. (the “Issuer”) outstanding as of October 28, 2016, as reported in the Quarterly Report on Form 10-Q (the “Form 10-Q”) filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 3, 2016, plus the number of limited liability company units of Desert Newco, LLC and an equal number of shares of Class B Common Stock of the Issuer (collectively, “Units of Desert Newco, LLC”, which together are exchangeable on a one-for-one basis for shares of Class A Common Stock of the Issuer) beneficially owned by the Reporting Person (17,497,054 Units of Desert Newco, LLC).

Schedule 13G

CUSIP No. 380237107	Page 3 of 14

1	NAME OF REPORTING PERSON SLTA III (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 31,811,843
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 31,811,843
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,811,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.3% (2)
12	TYPE OF REPORTING PERSON OO

(2)	The ownership percentage set forth above calculated pursuant to Rule 13d-3, is based on a total of 87,469,399 shares of Class A Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Form 10-Q filed by the Issuer with the Commission on November 3, 2016, plus the number of Units of Desert Newco, LLC beneficially owned by the Reporting Person (17,497,054 Units of Desert Newco, LLC).

Schedule 13G

CUSIP No. 380237107	Page 4 of 14

1	NAME OF REPORTING PERSON Silver Lake Technology Associates III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 31,811,843
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 31,811,843
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,811,843
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 30.3% (3)
12	TYPE OF REPORTING PERSON PN

(3)	The ownership percentage set forth above calculated pursuant to Rule 13d-3, is based on a total of 87,469,399 shares of Class A Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Form 10-Q filed by the Issuer with the Commission on November 3, 2016, plus the number of Units of Desert Newco, LLC beneficially owned by the Reporting Person (17,497,054 Units of Desert Newco, LLC).

Schedule 13G

CUSIP No. 380237107	Page 5 of 14

1	NAME OF REPORTING PERSON Silver Lake Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

Schedule 13G

CUSIP No. 380237107	Page 6 of 14

1	NAME OF REPORTING PERSON SLP III Kingdom Feeder I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 14,314,789
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 14,314,789
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,314,789
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.4% (5)
12	TYPE OF REPORTING PERSON PN

(5)	The ownership percentage set forth above calculated pursuant to Rule 13d-3, is based on a total of 87,469,399 shares of Class A Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Form 10-Q filed by the Issuer with the Commission on November 3, 2016.

Schedule 13G

CUSIP No. 380237107	Page 7 of 14

1	NAME OF REPORTING PERSON Silver Lake Technology Investors III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON PN

Schedule 13G

CUSIP No. 380237107	Page 8 of 14

1	NAME OF REPORTING PERSON Silver Lake Partners III DE (AIV IV), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 17,497,054
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 17,497,054
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,497,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.7% (7)
12	TYPE OF REPORTING PERSON PN

(7)	The ownership percentage set forth above calculated pursuant to Rule 13d-3, is based on a total of 87,469,399 shares of Class A Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Form 10-Q filed by the Issuer with the Commission on November 3, 2016, plus the number of Units of Desert Newco, LLC beneficially owned by the Reporting Person (17,497,054 Units of Desert Newco, LLC).

Schedule 13G

CUSIP No. 380237107	Page 9 of 14

1	NAME OF REPORTING PERSON SLP GD Investors, L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 17,497,054
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 17,497,054
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,497,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.7% (8)
12	TYPE OF REPORTING PERSON OO

(8)	The ownership percentage set forth above calculated pursuant to Rule 13d-3, is based on a total of 87,469,399 shares of Class A Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Form 10-Q filed by the Issuer with the Commission on November 3, 2016, plus the number of Units of Desert Newco, LLC beneficially owned by the Reporting Person (17,497,054 Units of Desert Newco, LLC).

Schedule 13G

Item 1(a).	Name of Issuer:

GoDaddy Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

14455 N. Hayden Road

Scottsdale, AZ 85260

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”), SLTA III (GP), L.L.C., a Delaware limited liability company (“SLTA”), Silver Lake Technology Associates III, L.P., a Delaware limited partnership (“Associates III”), Silver Lake Partners III, L.P., a Delaware limited partnership (“Partners III”), SLP III Kingdom Feeder I, L.P., a Delaware limited partnership (“Feeder I”), Silver Lake Technology Investors III, L.P., a Delaware limited partnership (“Investors III”), Silver Lake Partners III DE (AIV IV), L.P., a Delaware limited partnership (“Partners III DE”) and SLP GD Investors, L.L.C., a Delaware limited liability company (“SLP GD”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing in accordance with Rule 13d-1(k)(1) under the Act, a copy of which is attached as Exhibit 1 to the Schedule 13G.

SLG is the managing member of SLTA, which is the general partner of Associates III, which is the general partner of Feeder I, which directly holds 14,314,789 shares of Class A Common Stock of the Issuer (the “Feeder I Shares”). Associates III is also the general partner of Partners III DE, which is the managing member of SLP GD, which directly holds 17,497,054 limited liability company units of Desert Newco, LLC and an equivalent number of shares of Class B Common Stock of the Issuer (collectively, “Units of Desert Newco, LLC), which together are exchangeable on a one-for-one basis for shares of Class A Common Stock of the Issuer (the “SLP GD Shares” and, together with the Feeder I Shares, the “Silver Lake Shares”). Partners III and Investors III no longer beneficially own any shares of Class A Common Stock of the Issuer.

As the managing member of SLP GD, Partners III DE may be deemed to share voting and dispositive power with respect to the SLP GD Shares. As the general partner of each of Partners III DE and Feeder I, Associates III may be deemed to share voting and dispositive power with respect to the Silver Lake Shares. As the general partner of Associates III, SLTA and its managing member, SLG, may each be deemed to share voting and dispositive power with respect to the Silver Lake Shares.

Each Reporting Person disclaims beneficial ownership of the Silver Lake Shares, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.001 per share (“Class A Common Stock”).

Item 2(e).	CUSIP Number:

380237107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:                 .

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

Entities affiliated with each of Kohlberg Kravis Roberts & Co. L.P., SLG, Technology Crossover Ventures and Mr. Robert Parsons (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons, the Stockholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 109,746,781 shares of Class A Common Stock (including shares of Class A Common Stock receivable upon conversion of Units of Desert Newco, LLC), or 67.5% of the Class A Common Stock of the Issuer calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with Kohlberg Kravis Roberts & Co. L.P., Technology Crossover Ventures and Mr. Parsons are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

If all Units of Desert Newco, LLC held by the Reporting Persons and all other holders were exchanged for newly issued shares of Class A Common Stock, there would be a total of 166,057,342 shares of Class A Common Stock outstanding as of October 28, 2016, as set forth in the Form 10-Q filed by the Issuer on November 3, 2016, and the Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 19.2% of the outstanding Class A Common Stock.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

As of December 31, 2016, neither Partners III nor Investors III beneficially owns any shares of Class A Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

SLTA III (GP), L.L.C.

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C. its general partner

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

SILVER LAKE PARTNERS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

SLP III KINGDOM FEEDER I, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

SILVER LAKE PARTNERS III DE (AIV IV), L.P.

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

SLP GD INVESTORS, L.L.C.

By:	Silver Lake Partners III DE (AIV IV), L.P., its managing member

By:	Silver Lake Technology Associates III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (filed as Exhibit 1 to the Schedule 13G and incorporated herein by reference).